EXHIBIT 107

Calculation of Filing Fee Table

424(b)(5)

(Form Type)

ArcelorMittal

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Fees to Be Paid	Debt	6.550% Notes Due 2027	457(r)	$1,200,000,000	99.908%	$1,198,896,000	0.0001102	$132,118.34

Fees to Be Paid	Debt	6.800% Notes Due 2032	457(r)	$1,000,000,000	99.371%	$ 993,710,000	0.0001102	$109,506.84

Fees Previously Paid	—	—	—	—	—	—		—

	Total Offering Amounts					$2,192,606,000		$241,625.18

	Total Fees Previously Paid							—

	Net Fee Due							$241,625.18

The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price for such offering is $2,192,606,000.